

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2012

Via E-mail
Derek Peterson
Chief Executive Officer
Terra Tech Corp.
18101 Von Karman, Third Floor
Irvine, CA 92612

> **Re:** **Terra Tech Corp.**
> **Amendment No. 6 to Current Report on Form 8-K/A**
> **Filed October 15, 2012**
> **Response dated October 15, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed May 21, 2012**
> **File No. 000-54258**

Dear Mr. Peterson:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Consolidated Statements of Operations, page F-2

1.    We note your response to prior comment 2 in which you state that you have revised the financial statements in the exhibits and financial information throughout the Form 8-K. Please tell us when you intend to file an amendment to the March 31, 2012 Form 10-Q to include GrowOp Technology Ltd.'s financial statements for the three months ended March 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton at (202) 551-3626 or Lynn Dicker at (202) 551-3616 if you have any questions regarding comments on the financial statements and related matters.  You may contact Tim Buchmiller, staff attorney, at (202) 551-3635 or me at (202) 551-3528 with any questions.


Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director


cc:     Thomas E. Puzzo, Esq.